Filed by First Interstate BancSystem, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Great Western Bancorp, Inc.

Commission File No. 001-36688

Date: September 17, 2021

Riley Report Sept 2021 Video Transcript

AUDIO	VISUAL
(KEVIN) Hello, team! Welcome to this special edition of the “Riley Report.”	Mark CG: Mark Borrecco President/CEO, Great Western Bank Kevin CG: Kevin Riley President/CEO, First Interstate Bank
(KEVIN) On Thursday we shared some exciting news with you. We are partnering with Great Western Bank, which will nearly double the size of our organization and extend our footprint into eight new states.	Kevin CG: Combined footprint map
(KEVIN) Now I’d like to introduce you to Mark Borrecco, President and CEO of Great Western Bank. Welcome, Mark!	Zoom out to two-shot of Kevin and Mark
(MARK – looking at Kevin) Thanks, Kevin. This is a big moment for both our companies, and I’m grateful for the opportunity to connect with your team members.	Kevin and Mark
[PAUSE]
(MARK – to camera) Great Western Bank, which is headquartered in Sioux Falls, South Dakota, resembles First Interstate in many ways, which is why this partnership is such a good fit.	Kevin and Mark
(MARK) At Great Western, we have a proud history of delivering competitive financial services to our customers, and we take pride in making a positive difference in the communities we serve.	Kevin and Mark
(KEVIN—looking at Mark) Team—they are just like us.	Kevin and Mark
(KEVIN – at camera) It is this shared culture and commitment to community that makes the blending of our companies such a positive thing for our employees and our clients.	Kevin and Mark
[PAUSE]

(KEVIN—at camera) I want to take a moment to personally thank each of you. It is because of YOUR hard work and dedication that we are able to reach this historic moment.	Zoom in to Kevin only
[PAUSE]
(KEVIN) So, what’s next? I’m sure you will have a lot of questions about what this means for us as a Company and for you as employees.	Kevin
(KEVIN) For most employees, it will be “business as usual,” especially in our branches. We’re counting on you to continue providing our clients with exceptional service.	Kevin
(KEVIN) For those who provide more Company-wide services, there may be some additional work as we form our Conversion Project Team and begin working with colleagues at Great Western to combine our organizations.	Kevin
(KEVIN) Pending necessary approvals, the transaction is expected to close in the first quarter of next year with Great Western branches converting to First Interstate in the second quarter of next year.	Zoom out to Kevin and Mark
(KEVIN) I’m pleased to announce that Mark will join the First Interstate Executive Team as Chief Banking Officer for the combined company. He will work closely with Russ Lee over the coming year to ensure a smooth transition. I also look forward to welcoming other leaders from Great Western to key positions throughout the combined company.
(MARK—at camera) Thanks, Kevin. I’m excited to be part of this dynamic team and am proud to help lead First Interstate into a new era.	Kevin and Mark

(KEVIN) Remember -- There are still many details we don’t know yet, and I ask for your patience.	Kevin and Mark
(KEVIN—at camera) If you have questions, please speak to your manager. Or, you can email your questions to our Integration Communication Inbox.	Kevin and Mark
[PAUSE]

(KEVIN—looking at Mark)

One of First Interstate’s core values is to Celebrate Success…and I can’t think of a better way, team, to celebrate than with the opportunity to expand our franchise and welcome Great Western to the First Interstate family.

Kevin and Mark
(MARK—looking at Kevin) Thank you, Kevin. I’m excited for our partnership and appreciate the opportunity to connect with you and the First Interstate team.	Kevin and Mark
(KEVIN—at camera) Thank you for your time today. And, as always, may God bless you and your families.

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about First Interstate BancSystem, Inc.’s (“FIBK”), Great Western Bancorp, Inc.’s (“GWB”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between FIBK and GWB (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in FIBK’s and GWB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between FIBK and GWB; the outcome of any legal proceedings that may be instituted against FIBK or GWB; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FIBK and GWB operate; the ability to promptly and effectively integrate the businesses of FIBK and GWB; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of FIBK’s or GWB’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by FIBK’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on FIBK’s or GWB’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause FIBK’s, GWB’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm FIBK’s, GWB’s or the combined company’s results.

All forward-looking statements attributable to FIBK, GWB, or the combined company, or persons acting on FIBK’s or GWB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and FIBK and GWB do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If FIBK or GWB update one or more forward-looking statements, no inference should be drawn that FIBK or GWB will make additional updates with respect to those or other forward-looking statements. Further information regarding FIBK, GWB and factors which could affect the forward-looking statements contained herein can be found in FIBK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, and its other filings with the SEC, and in GWB’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2020, March 31, 2021 and June 30, 2021, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication is being made with respect to the proposed transaction involving FIBK and GWB. This material is not a solicitation of any vote or approval of GWB stockholders and is not a substitute for the proxy statement/prospectus or any other documents that GWB may send to stockholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the Transaction, FIBK will file with the SEC a Registration Statement on Form S-4 to register the shares of FIBK capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FIBK and GWB that also constitutes a prospectus of FIBK. The definitive joint proxy statement/prospectus will be sent to the shareholders of FIBK and stockholders of GWB seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIBK, GWB, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FIBK or GWB through the website maintained by the SEC at http://www.sec.gov or from FIBK at its website, www.fibk.com, or from GWB at its website, www.greatwesternbank.com. Documents filed with the SEC by FIBK will be available free of charge by accessing the “SEC Filings” page of FIBK’s website at www.fibk.com/sec-filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, Montana, 59116, Attention: John Stewart, Deputy Chief Financial Officer, telephone: 406-255-5311, and documents filed with the SEC by GWB will be available free of charge by accessing GWB’s website at www.greatwesternbank.com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc., 225 South Main Avenue, Sioux Falls, South Dakota 57104, (605) 988-9253.

FIBK, GWB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FIBK and stockholders of GWB in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of FIBK and GWB and other persons who may be deemed to be participants in the solicitation of shareholders of FIBK and stockholders of GWB in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about FIBK, the directors and executive officers of FIBK and their ownership of FIBK common stock is also set forth in the definitive proxy statement for FIBK’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 14, 2021, and other documents subsequently filed by FIBK with the SEC. Additional information about GWB, the directors and executive officers of GWB and their ownership of GWB common stock can also be found in GWB’s definitive proxy statement in connection with its 2021 Annual Meeting of Stockholders, as filed with the SEC on December 23, 2020, and other documents subsequently filed by GWB with the SEC. Free copies of these documents may be obtained as described above.

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